COMMERCIAL E-WASTE MANAGEMENT, INC.

December 1, 2010

To:	Tracey McKoy
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
1 Station Place, N.E., Stop 4631
Washington, D.C. 20549

Re:	Commercial E-Waste Management, Inc.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 12, 2010
File No.: 333-147193

Dear Ms. McKoy:

The following are the company’s responses and revisions to its filing pursuant to your letter dated October 28, 2010:

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Controls and Procedures, page 13

1.
Please amend your filing to provide the required disclosures of Item 307 of Regulation S-K, which requires you to clearly disclose whether disclosure controls and procedures are effective or ineffective.

The Form 10-Q has been amended to include the following disclosure:

Evaluation of Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information we are required to disclose in reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon her evaluation as of the end of the period covered by this report, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in insuring that information required to be included in our periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

United States Securities and Exchange Commission
Re: Commercial E-Waste Management, Inc.
December 1, 2010

2.
You disclose there was no change in your internal controls over financial reporting during the three months ended March 31, 2010. However, on page 31 of your Form 10-K you list three material weaknesses: lack of a functioning audit committee, inadequate segregation of duties, and ineffective controls over period end financial disclosure and reporting processes. In the March 31 Form 10-Q you provide a report of management on internal controls over financial reporting that is required only annually by Item 308(a), but you only list one material weakness, for the lack of a functioning audit committee. Please amend your Form 10-Q and either revise the Item 308(a) disclosure to list all material weaknesses or revise the Item 308(c) disclosure to discuss the changes to your internal controls that resulted in two of the previously identified weaknesses being corrected. You may consider omitting the Item 308(a) disclosure in future Forms 10-Q, as it is an annual disclosure and not required in a Form 10-Q. Please ensure your explanatory note at the forepart of your amended Form 10-Q/A clearly discuss the reasons for the changes.

The Registrant has revised the Item 308(a) disclosure to properly disclose the fact that the other two material weaknesses continue to exist.

Exhibit 31.2

3.
In the amended filing, please revise this certification to include the Chief Financial Officer title below her signature, in addition to her title as the principal executive officer.  Refer to Rule 13a-14(a) (17 CFR 240.13a-14(a)) and Item 601 of Regulation S-K for guidance.

The certification has been revised, accordingly.

Amended Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Exhibit 31.2

4.	As discussed in our comment above, please provide a certification for your Chief Financial Officer in future filings.

The certification has been revised, accordingly.

In connection with the response to your comments, Commercial E-Waste Management, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall V. Brumbaugh, counsel for the Registrant, at (626) 335-7750.

Sincerely,

/s/ Anna Chalmers
Anna Chalmers
President